Exhibit 99.1

NUVA Announces Approval of Stock Option Plan

March 21, 2014 – Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) (TSXV: NPH) is pleased to announce that in accordance with the policies of the TSX Venture Exchange (the “Exchange”) the Company’s 2014 Stock Option Plan (‘the “Plan”) was approved by its shareholders at the Annual General and Special Meeting held January 31, 2014, and by the Exchange on March 19, 2014. The Company currently has a 10% Rolling Stock Option Plan with 2,400,000 stock options issued and a further 111,707 shares reserved for further issuance under the Plan.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO jlewin@nuvapharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.